

OFFERING MEMORANDUM

facilitated by



Clara B's LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Clara B's LLC
State of Organization	IL
Date of Formation	06/12/2020
Entity Type	Limited Liability Company
Street Address	136 N Pennsylvania Ave, Belleville IL, 62220
Website Address	www.clarabs.com

(B) Directors and Officers of the Company

Key Person		Benjamin Henning
Position with the Company		
	Title	Member-Manager
	First Year	2020
Other business experience (last three years)		*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Assistant State's Attorney** (*St. Clair County State's Attorney's Office, 10/2002 - Present*) — Unit of local government - Governmental Affairs Bureau. • **Chief Executive Officer** (Henning-Ferguson Co. 6/2020 - Present) - Online Retail Sales - Responsible for day to day operations and management.

Key Person		Jodie Ferguson
Position with the Company		
	Title	Member Manager
	First Year	2020
Other business experience (last three years)		*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Executive Sous Chef** (*The Ritz-Carlton Hotel Company, L.L.C., July 2019 - August 2020*) • **Chef Tournant** (*The Ritz-Carlton Hotel Company, L.L.C., July 2017 - July 2019*)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jodie Ferguson	96%

(D) The Company's Business and Business Plan

Location

The anticipated location of the restaurant is in the heart of Belleville's Main Street. This location lies in an area that is frequented by many professionals, socially active community members and individuals who are of leisure or retired. It is also in an area that hosts many annual Belleville city wide events that garner the attention of people from miles around, including but not limited to Oktoberfest, Chili Cookoff, Art on the Square, Craft Beer Walk, as well as weekly Farmer's Markets that draw the community to the Main Street area.

What people are saying:

"I went to 9 Mile Garden with my friend tonight. Decided to try the Seafood Muffalada since it's Lent. The owners's sister was very sweet and knowledgeable about menu. The owner is very nice because my friend has a Gluten Allergy so she spoke to her to make accommodations. Thank you all for a great meal!" -Maura Maltagliati

"This was our first time visiting and we loved everything we tried! I had the black bean chimichanga, which was so crispy and delicious. My stepdaughter loved the loaded mac 'n cheese. We also shared a half order of griddle cakes that I wish we had more of and the jalapeno rosemary potatoes that were fried perfectly." - Kerry Weible

"Wowwwww! I had the black bean egg and avocado breakfast taco and the chorizo egg and cheese breakfast taco. The flavor!!! These were some of the best breakfast tacos I have ever had. Would highly recommend!" - Sara Teepe

"Wow!, This isn't my first time eating at Clara B's, and this is no exception. Clara B's is just off the charts. It's an exceptionally quality food with a more incredible twist on home cooking. Chile andouille with shrimp on a beignet, who'd guess it was perfection!
There's a lot more than just that! Give your taste buds a flogging! Super good!" - Melissa Collins

Target Market

Clara B's Kitchen Table is the solution to the area's need for elevated food and service for breakfast and lunch. The target market is professional millennials and Generation Xer's who value their time to the degree that dining out is a necessary convenience.

- There is a resurgence of individuals and companies taking an interest in improving the viability of Belleville's historic downtown through structural improvements including commercial and residential real estate and beautification efforts of local parks.
- Because of lack of options at this moment for eateries, it is obvious that the community is venturing miles away from home to seek out breakfast options, taking with them potential spending dollars in the City of Belleville.

Our Mission

At Clara B's Kitchen Table, we aspire to provide true hospitality and a nurturing environment to our community through an eclectic and Texas Southern-inspired cuisine that utilizes the best ingredients sourced locally. Our focus is to provide the community with an establishment that brings pride by way of uncompromising standards of ethics, social and environmental responsibility.

- Clara B's Kitchen Table is a contemporary homage to a time when scratch cooking and baking was all there was.
- This modernized casual dining concept features a food truck with Texas brunch favorites and a limited catering menu that isn't available anywhere in the local area.
- This is true Southern hospitality; an eclectic mix of my grandmother's roots in Louisiana and her eventual move to Texas. A mix of the best that BBQ, Tex Mex and a little Creole has to offer for all the easy Sunday mornings one could hope for.

Our Story

Jodie learned how to cook from the young age of six years old, when her grandmother passed away and she found herself having to cook for her family.

- Jodie graduated from the University of Missouri- Columbia in 2005 with a certification as a sous chef.
- While in school, she also worked the Wild Flour Bakehouse, a small bakery in Columbia where she learned the art of scratch baking under owner Kenna Lannette Morris
- Jodie became executive chef at Table Three and later became chef tournant and executive sous chef for Ritz-Carlton

The Team

Jodie Ferguson, Chef/Owner

Chef & Owner Jodie Ferguson graduated from the University of Missouri-Columbia with a Bachelor's in Business Administration with an emphasis in Marketing. Before graduating, she pursued another career path in the culinary arts. She became a baker at a local artisan bakery before becoming a Chef's Apprentice through the American Culinary Federation. Since her successful completion of the program, she has worked as a Pastry Supervisor and a sous chef for independent operations as well as hotels and casinos. It has been in the last seven years that she has held the position of Executive Chef at an independent fine dining establishment before becoming the Chef Tournant and then Executive Sous Chef at the Ritz-Carlton, St. Louis. Beyond her culinary skill, her talents lie with quality and cost controls, data analytics in menu engineering and marketing initiatives relevant to restaurant operations.

Benjamin Henning, Managing Co-Owner

Owner-Member Benjamin P. Henning has earned a Juris Doctor from Southern Illinois University School of Law and a Master of Business Administration from the University of Massachusetts-Amherst. He has been a practicing attorney in the Bureau of Governmental Affairs at the St. Clair State's Attorney's Office for more than eighteen years. During his professional career he has been responsible for advising county officials in numerous practice areas, including many transactional, property, and other business-related issues. He has extensive experience in the litigation of complex matters involving financial transactions on behalf of the county as both a plaintiff's and defense counsel. His passion for food and a great dining experience has placed him on this journey towards a new business endeavor that will inspire and contribute to the community.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	January 7, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Kitchen Build Out	$22,500	$51,000
Dining Room Build Out	$1,000	$33,000
Technology	$0	$10,000
Exterior Build Out	$0	$5,000
Property / Lease Expense	$0	$45,000
Professional Services - Planning	$0	$25,000
Permits and Licensing	$0	$9,000
Marketing	$0	$5,000
Pre Opening Expenses	$0	$16,000
Operating Capital	$0	$36,000
Mainvest Compensation	$1,500	$15,000
TOTAL	$25,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.6 - 16.0%[2]
Payment Deadline	2028-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.6% and a maximum rate of 16.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.6%
$81,250	5.2%
$137,500	8.8%
$193,750	12.4%
$250,000	16.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	N/a
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jodie Ferguson	96%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
First Mid Bank & Trust	$26,750	5.25%	03/17/2025	
Square Capital	$6,532	0%	02/09/2023	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Clara B's Kitchen Table has been operating since October, 2020 and has since achieved the following milestones:

- Opened Food Truck in Belleville, Illinois.

- Achieved revenue of $9,200 in 2020, which then grew to $87,000 in 2021 YTD.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Clara B's Kitchen Table forecasts the following milestones:

- Secure lease in Belleville, Illinois by October, 2021.

- Hire for the following positions by November 2021: Culinary Assistant x 2, Service Assistant x 1

- Achieve $325,000 revenue per year by 2022.

- Achieve $28,000 profit per year by 2022.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Clara B's Kitchen Table's fundraising. However, Clara B's Kitchen Table may require additional funds from alternate sources at a later date.

No operating history

Clara B's Kitchen Table was established in October, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$334,900	$435,214	$522,256	$600,595	$672,667
Cost of Goods Sold	$74,204	$96,430	$115,715	$133,072	$149,040
Gross Profit	$260,696	$338,784	$406,541	$467,523	$523,627
EXPENSES					
Rent	$10,800	$11,070	$11,346	$11,629	$11,919
Utilities	$6,400	$6,560	$6,724	$6,892	$7,064
Salaries	$105,447	$137,031	$164,436	$189,101	$211,793
Insurance	$3,168	$3,247	$3,328	$3,411	$3,496
Equipment Lease	$2,100	$2,152	$2,205	$2,260	$2,316
Repairs & Maintenance	$2,800	$2,870	$2,941	$3,014	$3,089
Legal & Professional Fees	$800	$820	$840	$861	$882
Software	$4,800	$4,920	$5,043	$5,169	$5,298
Supplies	$5,000	$5,125	$5,253	$5,384	$5,518
Advertising	$3,500	$3,587	$3,676	$3,767	$3,861
Uniforms/Linens	$800	$820	$840	$861	$882
Real Estate Taxes	$1,500	$1,537	$1,575	$1,614	$1,654
Depreciation	$6,000	$6,150	$6,303	$6,460	$6,621
Sales Tax	$14,454	$14,815	$15,185	$15,564	$15,953
China, Glass, etc.	$5,750	$2,000	$2,000	$2,000	$2,000
Cleaning Services	$1,450	$1,486	$1,523	$1,561	$1,600
Commercial Loan Payments	$8,160	$8,160	$5,440	$0	$0
Operating Profit	$77,767	$126,434	$167,883	$207,975	$239,681

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$36,583.96
Cash & Cash Equivalents	$0	$296.87
Accounts Receivable	$0	$0
Short-term Debt	$0	$28,954.72
Long-term Debt	$0	$29,371.00
Revenues/Sales	$0	$9,714.00
Cost of Goods Sold	$0	$9,523.00
Taxes Paid	$0	$0
Net Income	$0	$-35,813.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V